FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA SIGNS Ps. 116 MILLION CONTRACT FOR THE
FOUNDATION WORK ON THE NEW CHIVAS STADIUM IN GUADALAJARA

Mexico City, May 7, 2007 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA) announced today the signing of a contract for the foundation work for a new stadium for the Chivas de Guadalajara professional soccer team. The value of the fixed price contract is Ps. 116 million.

The project will be constructed in the area known as "El Bajío del Arenal" within the JVC Center, an integrated cultural, sports, and business complex outside Guadalajara, Jalisco. The foundation project will be executed over a term of four months.

In addition, ICA has signed a letter of intent with the client for undertaking the entire stadium construction project, which is expected to be formalized within the next 90 days. The terms of the agreement for the second stage will be announced at the appropriate time.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

For more information contact:

Alonso Quintana
(5255) 5272 9991 x 3653	In the United States:
alonso.quintana@ica.com.mx	Zemi Communications

Paloma Grediaga	Daniel Wilson
(5255) 5272 9991 x 3664	(212) 689 9560
paloma.grediaga@ica.com.mx	dbmwilson@zemi.com

Berenice Muñoz	Liliana Toro
(5255) 5272 9991 x 3678	(212) 689 9560
berenice.munoz@ica.com.mx	liliana.toro@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2007

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Chief Executive Officer